2017-05-16,12:38:33, EDT

File insider report – Completed

The transaction has been reported.

Reported transactions for this session.

Insider:	Herrick.L	Issuer:	TransGlobe Ener	Security	Options Common

Transaction Number	3008384
Security designation	Options (Common Shares)
Opening balance of securities held	1137678
Date of transaction	2017-05-15
Nature of transaction	52 – Expiration of Options
Number or value of securities or contracts acquired
Equivalent number or value or underlying securities acquired
Number or value of securities or contracts disposed of	99000
Equivalent number or value of securities or contracts disposed of	99000
Unit price or exercise price		Currency	Canadian
Date of expiry of maturity	2017-05-15
Closing balance of securities held	1038678	Insider’s
		calculated
		balance
Filing date/time	2017-05-16
	12:38:30
General remarks (if necessary to describe the transaction)
Private remarks to securities regulatory authorities